OptimizeRx CorpORATION

December 10, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Mitchell Austin

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	OptimizeRx Corporation Registration Statement on Form S-3 File No. 333-228357

Dear Mr. Austin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OptimizeRx Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 to 4:30 PM Eastern Standard Time on December 11, 2018, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

OptimizeRx Corp

By:	/s/ Doug Baker
Doug Baker
Chief Financial Officer

400 Water Street Suite 200

Rochester, MI, 48307- Phone: 248 651-6568